UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-21553

Metropolitan Financial Corp.

(Exact name of registrant as specified in its charter)

22901 Millcreek Boulevard

Highland Hills, Ohio 44122

(216) 206-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, without par value

(Title of each class of securities covered by this form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None. Metropolitan Financial Corp. merged with Sky Financial Group, Inc. on April 30, 2003. Sky Financial Group, Inc. was the surviving corporation of the merger (see Sky Financial Group, Inc. Form S-4/A, Registration No. 333-102128 filed with the Commission on January 30, 2003).

Pursuant to the requirements of the Securities Exchange Act of 1934, Sky Financial Group, Inc. has caused this certification/notice to be signed as the successor corporation to Metropolitan Financial Corp. by the undersigned duly authorized person.

Date:	April 30, 2003	BY:	/s/ W. Granger Souder, Jr.
W. Granger Souder, Jr. Executive Vice President